Primary Business Name: INSTINET, LLC **BD Number: 7897**

BD - AMENDMENT

11/13/2019

BD - INDIRECT OWNERS

Ownership Codes:		
	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
INSTINET INCORPORATED	DE	INSTINET HOLDINGS INCORPORATED	DIRECT OWNER	06/2006	E	Y	N	20-3880413
NHI ACQUISITION HOLDING INC.	DE	INSTINET INCORPORATED	DIRECT OWNER	02/2007	E	Y		20-8039713
NOMURA HOLDINGS, INC.	FE	NHI ACQUISITION HOLDING INC.	DIRECT OWNER	02/2007	E	Y	N	FOREIGN